Exhibit 12.1
Spirit AeroSystems Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in millions, except ratios)

	Spirit Holdings
	Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006
Earnings

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$297.8	$272.8	$383.9	$419.8	$(71.5)
Add: Fixed Charge (from below)	73.0	54.0	47.0	46.6	62.1
Add: Amortization of capitalized interest	2.1	2.3	1.5	1.0	0.2

Add: Distributed income of equity investee	(0.7)	(0.2)	—	—	—
Subtract Capitalized interest expense	—	7.1	5.4	7.5	10.3
	372.2	321.8	427.0	459.9	(19.5)

Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	59.1	43.6	39.2	36.8	50.1
Add: Capitalized interest expense	10.3	7.1	5.4	7.5	10.3

Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	3.6	3.3	2.4	2.3	1.7
	$73.0	$54.0	$47.0	$46.6	$62.1

Ratio of earnings to fixed charges	5.1	6.0	9.1	9.9	A

A.	Due to the registrant’s loss in 2006, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $81.6 to achieve a coverage ratio of 1:1.